TransAlta declares dividends

CALGARY, Alberta (January 28, 2013) – The Board of Directors of TransAlta Corporation (TSX: TA; NYSE: TAC) today declared a quarterly dividend of $0.29 per share on common shares payable on April 1, 2013 to shareholders of record at the close of business March 1, 2013.

The Board of Directors of TransAlta Corporation also declared a quarterly dividend of $0.2875 per share on TransAlta’s issued and outstanding Cumulative Redeemable Rate Reset First Preferred Shares, Series A, payable on March 31, 2013 to shareholders of record at the close of business March 1, 2013.

The Board of Directors of TransAlta Corporation also declared a quarterly dividend of $0.2875 per share on TransAlta’s issued and outstanding Cumulative Redeemable Rate Reset First Preferred Shares, Series C, payable on March 31, 2013 to shareholders of record at the close of business March 1, 2013.

The Board of Directors of TransAlta Corporation also declared a quarterly dividend of $0.3125 per share on TransAlta’s issued and outstanding Cumulative Redeemable Rate Reset First Preferred Shares, Series E, payable on March 31, 2013 to shareholders of record at the close of business March 1, 2013.

All currency is expressed in Canadian dollars except where noted.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate geothermal, wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Jantzi-Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good. TransAlta is Canada’s largest investor-owned renewable energy provider.

For more information:

Investor inquiries:	Media inquiries:
Jess Nieukerk	Stacey Hatcher
Director, Investor Relations	Senior Corporate Relations Advisor
Phone: 1-800-387-3598 in Canada and U.S.	Cell: 587-216 2242
Email: investor_relations@transalta.com	Toll-free media number: 1-855-255-9184
Alternate local number: 403-267-2540